Exhibit 8
Mr. Richard J. Lashley
2 Trinity Place
Warren, NJ 07059

August 30, 2011

Ms. Pamela F. Russo
Corporate Secretary
HF Financial Corp.
225 South Main Avenue
Sioux Falls, South Dakota 57104

Re:           Access to Stockholder List and Demand to Inspect Stockholder Records
Pursuant to Section 220 of the Delaware General Corporation Law

Dear Ms. Russo:

I am in receipt of your letter dated August 25, 2011 responding to my demand, pursuant to Section 220 of the Delaware General Corporation Law (“Section 220”), for an opportunity for myself, or my duly authorized agent, to inspect and to make copies and extracts from the records and documents of HF Financial Corp. (the “Company”).  My demand was made in a letter dated August 18, 2011 (the “Original Letter”).

In your letter, you indicate that you will make available to me those Demand Materials (as defined in the Original Letter) that are currently available to the Company and that a stockholder of the Company is entitled to examine under Section 220, at an estimated cost of $4,000.  While I appreciate your willingness to make such information available to me, it is not clear to me which of the Demand Materials you will make available to me.  It is important for me to know which of the Demand Materials you will make available to me to allow me to confirm that the costs you expect to incur in connection with the delivery of such information are reasonable, and to confirm that you are providing all such information that I am entitled to examine under Section 220.

So, as soon as possible, please provide my counsel, Phillip M. Goldberg of Foley & Lardner LLP, 321 North Clark Street, Chicago, Illinois 60610 (telephone number: 312-832-4549; email pgoldberg@foleylaw.com), with a list of each item of the Demand Materials that you will provide, the estimated cost of each item and the pick up/delivery instructions.

Very truly yours,

/s/ Richard J. Lashley

Richard J. Lashley

cc:  Mr. Phillip Goldberg